

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2013

Via E-mail
Mel Interiano
Chief Executive Officer
C/O Jacqueline O'Sullivan
Finance & Human Resources Director
Evolucia, Inc.
6151 Lake Osprey Drive, Third Floor
Sarasota, Florida 34240

> **Re:** **Evolucia, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed May 15, 2013**
> **File No. 000-53590**

Dear Mr. Interiano:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 9

1. Provide all required information for your material legal proceedings. See Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis or Plan of Operations, page 12

2. Expand your analysis of your results of operations to discuss in greater detail the reasons behind your change in results. For example, if sales continue to drop, explain why you are selling less product and the steps management is taking to counter the negative trend. Also provide a discussion as to how management expects to compete in the LED lighting market without investing any capital in research and development. Discuss the basis for management's belief that the company will have positive cash flow from operations in 2013. We note that your negative cash flows increased dramatically through the first nine months of 2013.

Item 13. Certain Relationships and Related Transactions, page 26

3. We note your disclosure fails to specify the individual directors who have provided working capital lines of credit or to whom options were issued. Please refer to Regulation S-K Item 404(a)(1) and identify the name of the individuals referenced in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at 202-551-3208 or me at 202-551-3810 with any other questions.


Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director


cc: <u>Via E-mail</u>
        Stephen Fleming
        Fleming PLLC